DIREXION LONG/SHORT GLOBAL CURRENCY FUND
Class A  (DXAFX)
Class C  (DXCFX)
Institutional Class  (DXIFX)

A SERIES OF THE DIREXION FUNDS

Supplement dated August 20, 2014
to the Summary Prospectus, Prospectus and Statement of Additional Information (“SAI”)
each dated February 28, 2014

      The Direxion Long/Short Global Currency Fund (the “Fund”) will close to new investments as of the close of regular trading on the New York Stock Exchange on September 8, 2014.  The Fund’s assets will be converted to cash and the Fund will no longer pursue its stated investment objective after the close of trading on September 12, 2014 in order to pursue an orderly liquidation.  The Fund will be liquidated on September 22, 2014 (the “Liquidation Date”).

      After the Liquidation Date, any shareholder who has not redeemed shares of the Fund, or exchanged them for shares of other investment series of the Trust, prior to the Liquidation Date will receive a payment representing the shareholder’s proportionate interest in the net assets of the Fund as of the Liquidation Date.  Shareholders of the Fund may continue to redeem shares of the Fund on or before the Liquidation Date.

      Rafferty Asset Management, LLC (“Rafferty”), the Fund’s investment adviser, informed the Board of Trustees (the “Board”) of the Direxion Funds (the “Trust”) of its view that that the Fund could not continue to conduct its business and operations in an economically efficient manner over the long term due to the Fund’s inability to attract sufficient investment assets to maintain a competitive operating structure, thereby hindering its ability to operate efficiently, and recommended the Fund’s closure and liquidation to the Board.  The Board determined, after considering Rafferty’s recommendation, that it is in the best interests of the Fund and its shareholders to liquidate and terminate the Fund as described above.

      For more information, please contact the Fund at (800) 851-0511.

Please retain this Supplement with the Summary Prospectus, Prospectus and SAI.